GENOIL INC. Index to Consolidated Financial Statements Year Ended December 31, 2010

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS
Management's Responsibility for Financial Reporting	2
Consolidated Balance Sheets	3
Consolidated Statements of Loss, Comprehensive Loss and Deficit	4
Consolidated Statements of Cash Flows	5
Notes to Consolidated Financial Statements	6 - 29

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Genoil Inc.:

We have audited the accompanying consolidated financial statements of Genoil Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for the three years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Genoil Inc. and its subsidiaries as at December 31, 2010 and 2009, and the results of their operations and their cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not qualified in respect of this matter.

Calgary, Alberta April 29, 2010

Management's Responsibility for Financial Reporting

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Genoil Inc. Financial and operational information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Meyers Norris Penny LLP, the Company's independent auditors, performed an audit of the financial statements in accordance with Canadian generally accepted auditing standards. This audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they assess the accounting principles used and significant estimates made by management, and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee. The Audit Committee meets with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit Committee also considers the independence of the external auditors and reviews their fees. The external auditors have access to the Audit Committee without the presence of management.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to, and meet periodically and separately with, both the Committee and management to discuss their audit findings.

/signed/ D.K. Lifschultz

Chairman and CEO

/signed/ B. Korney

Chief Financial Officer

Calgary, AB April 29, 2011

GENOIL INC. Consolidated Balance Sheets As at December 31, 2010 and 2009 (Expressed in Canadian Dollars)

	2010	2009

ASSETS
CURRENT
Cash and cash equivalents	$ 125,430	$ 9,140
Receivables	12,009	14,304
Prepaid expenses and deposits	183,790	275,479
Due from related parties (Note 7)	31,400	-

	352,629	298,923
PROPERTY AND EQUIPMENT (Note 3)	1,775,065	1,917,939
INTANGIBLE ASSETS (Note 4)	3,388,790	1,883,560

	$ 5,516,484	$ 4,100,422

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities	$ 931,097	$ 894,549
Due to related parties (Note 7)	-	172,124
Convertible Notes - current portion (Note 8)	1,595,724	1,379,275
Due to Investors	-	168,289
Promissory Notes	51,662	-

	2,578,483	2,614,237
CONVERTIBLE NOTES (Note 8)	194,683	173,823

	2,773,166	2,788,060

SHAREHOLDERS' EQUITY
Share capital (Note 9)	55,267,218	52,207,086
Contributed surplus (Note 10)	21,152,160	17,147,498
Accumulated deficit	(73,676,060)	(68,042,222)

	2,743,318	1,312,362

	$ 5,516,484	$ 4,100,422

COMMITMENTS (Note 18)
CONTINGENCIES (Note 19)
SUBSEQUENT EVENTS (Note 22)
GOING CONCERN (Note 1)

APPROVED BY THE BOARD
/signed/ D.K. Lifschultz__D.K. Lifschultz Director
/signed/ T. Bugg _______T Bugg Director

See Notes to Consolidated Financial Statements

GENOIL INC. Consolidated Statements of Loss, Comprehensive Loss and Deficit Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

	2010	2009	2008

REVENUES	$ -	$ -	$ 36,109

EXPENSES
Administrative expenses	2,274,484	2,427,724	3,714,871
Stock-based compensation (Note 12)	2,636,107	1,954,930	2,861,867
Amortization	389,712	465,017	518,805
Accretion (Note 8)	65,890	157,804	55,903
Development expenses	67,637	28,370	417,102
Interest and financing costs	198,413	160,158	296,657
Foreign exchange (gain)/loss	1,631	(40,249)	(96,637)

Total expenses	5,633,874	5,153,754	7,768,568

LOSS FROM OPERATIONS	(5,633,874)	(5,153,754)	(7,732,459)
INTEREST INCOME	36	758	5,231

LOSS BEFORE OTHER EXPENSES	(5,633,838)	(5,152,996)	(7,727,228)
OTHER EXPENSES (Note 16)	-	-	39,945

LOSS & COMPREHENSIVE LOSS	(5,633,838)	(5,152,996)	(7,767,173)
DEFICIT - BEGINNING OF YEAR	(68,042,222)	(62,889,226)	(55,122,053)

DEFICIT - END OF YEAR	$ (73,676,060)	$ (68,042,222)	$ (62,889,226)

Loss per Share-Basic & Diluted	$ (0.02)	$ (0.02)	$ (0.03)
Weighted Average Number-Common Shares	288,287,530	270,751,159	297,381,757

See Notes to Consolidated Financial Statements

GENOIL INC. Consolidated Statements of Cash Flows Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

	2010	2009	2008

OPERATING ACTIVITIES
Net loss	$ (5,633,838)	$ (5,152,996)	$ (7,767,173)
Items not affecting cash:
Amortization	389,712	465,017	518,805
Non-cash interest and financing costs	172,382	154,254	276,871
Accretion of convertible notes	65,890	157,804	55,903
Stock-based compensation	2,636,107	1,954,930	2,861,867
Other expenses	-	-	39,945

	(2,369,747)	(2,420,991)	(4,013,782)

Changes in non-cash working capital:
Receivables	2,295	(3,805)	73,387
Accounts payable and accrued liabilities	687,374	298,312	(426,751)
Prepaid expenses and deposits	91,689	(63,990)	(16,888)

	781,358	230,517	(370,252)

Cash flow used by operating activities	(1,588,389)	(2,190,474)	(4,384,034)

INVESTING ACTIVITIES
Purchase of office equipment	(4,424)	(1,669)	(14,098)
Incorporation of Genoil Emirates	(64,901)	-	-
Acquisition of Two Hills Environmental	(100,000)	-	-

Cash flow used by investing activities	(169,325)	(1,669)	(14,098)

FINANCING ACTIVITIES
Due to related parties	(203,524)	(81,927)	155,524
Due to Investors	(168,289)	46,489	121,800
Proceeds from issuance of promissory notes	50,700	-	-
Issuance of common shares (net of issuance
costs)	2,195,117	1,789,830	4,416,013

Cash flow from financing activities	1,874,004	1,754,392	4,693,337

INCREASE (DECREASE) IN CASH FLOW	116,290	(437,751)	295,205

Cash - beginning of year	9,140	446,891	151,686

CASH - END OF YEAR	$ 125,430	$ 9,140	$ 446,891

CASH FLOWS SUPPLEMENTARY INFORMATION
Interest paid	$ 26,032	$ 5,904	$ 19,786

Income taxes paid	$ -	$ -	$ -

Non-cash items not included in the statements of cash flows are detailed in note 20.

See Notes to Consolidated Financial Statements

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS AND ABILITY TO CONTINUE AS A GOING CONCERN

Genoil Inc. (the “Company”) was incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialisation of its upgrader technology, designed to convert heavy crude oil into light synthetic oil, and oil and water separation technology to treat and clean bilge water. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2010, the Company has incurred a loss of $5,633,838 (2009 - $5,152,996; 2008 - $7,767,173) for the year and has a working capital deficiency of $2,225,854 (2009 - $2,315,304).

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercialising its technologies, and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self- sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the year the Company secured net debt and equity financing of $1,991,593.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from those in the United States. These differences are described in note 25.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Genoil USA Inc and Genoil Emirates LLC. All intercompany transactions and balances have been eliminated.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Significant estimates and assumptions include the ability to continue as a going concern, stock-based compensation, amortization and valuation of property and equipment, patents and technology rights and assumptions and estimates used in the fair values of multiple element arrangements. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with maturities, at inception, of less than three months and that are not subject to any risk of change in value.

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Property and equipment are amortized over their estimated useful lives at the following methods and annual rates:

Office equipment 5 years straight-line method Upgrader 10% declining balance method

Patents and technology rights

Patents and technology rights are recorded at cost and are amortized at 10% on a declining-balance basis over their estimated useful life. Pending patent costs are not amortized until patents are registered.

Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist of property and equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. An impairment loss is measured as the amount by which the carrying amount exceeds its fair value. Fair value is based on discounted cash flows.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

Accounts of foreign operations, which are considered financially and operationally integrated, have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the year end exchange rate. Non-monetary assets have been translated at the rate of exchange prevailing at the date of transaction. Revenues and expenses have been translated at the average rates of exchange during the year, except for amortization, which has been translated at the historical rate applicable to the related assets. Foreign exchange gains and losses are recognized in earnings.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria, the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Stock-based compensation

The Company has a stock option plan as described in note 11. The fair value method is used to determine the expense for options granted. Under this method, compensation cost is measured at the date of grant using the Black-Scholes model with assumptions described in note 12. The cost is expensed over the vesting period with a corresponding credit to Contributed Surplus. Consideration received on exercise of options plus the amount previously credited to contributed surplus is credited to share capital.

Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and tax basis of assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future tax assets are recorded if realization is considered to be more likely than not. A valuation allowance is recorded for the amount not expected to be realized.

Loss per share

Basic loss per share amounts are calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. For the year ended December 31, 2010, potentially dilutive common shares (relating to convertible notes, options and warrants outstanding) totaling 87,674,107 (2009 - 67,094,632; 2008 - 49,515,729) were not included in the computation of loss per share because the effect was anti-dilutive.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the accounting standard.

Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings.

Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”).

Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

Cash and cash equivalents are designated as "held-for-trading". Receivables and due from related parties are designated as "loans and receivables". Accounts payable and accrued liabilities, convertible notes, promissory notes and due to investors are designated as "other financial liabilities".

The Company capitalizes transaction costs, premiums and discounts. These costs are capitalized within long-term debt and amortized using the effective interest method.

Convertible instruments

The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Warrants are recorded at fair value using the Black-Scholes model and classified as a component of shareholder's equity.

Capital disclosures

Capital disclosures provide information about (i) the Company's objectives, policies and processes for managing capital, (ii) quantitative data about what the Company regards as capital, (iii) whether the Company has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non compliance.

Comprehensive Income

Comprehensive income (loss) is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The Company has reported a statement of comprehensive loss combined with a statement of loss. When related amounts are recorded in accordance with this standard, a new category for accumulated other comprehensive income will be presented in the shareholders' equity section of the balance sheet.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Changes

The Accounting Standards Board has confirmed the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS"). The Company will be required to adopt IFRS for the year beginning January 1, 2011. The application of IFRS in Canada requires further clarification and as a result the effect of the IFRS adoption on the Company's accounting policies and reporting standards and practices has not yet been determined.

3.	PROPERTY AND EQUIPMENT
		2010		2009

		Cost	Accumulated	Cost	Accumulated
			amortization		amortization

	Land	$ 54,060	$ -	$ -	$ -
	Office equipment	263,180	(254,230)	258,757	(243,101)
	Upgrader	4,153,455	(2,441,400)	4,153,455	(2,251,172)

		$ 4,470,695	$ (2,695,630)	$ 4,412,212	$ (2,494,273)

	Net book value		$ 1,775,065		$ 1,917,939

Included in amortization expense is $201,356 (2009 - $255,732; 2008 - $246,923) related to property and equipment.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

4.	INTANGIBLE ASSETS

		2010		2009

			Accumulated		Accumulated
		Cost	amortization	Cost	amortization

	Technology rights	$ 3,833,437	$ (2,451,701)	$ 3,833,437	$ (2,298,175)
	Patents	856,649	(543,181)	856,649	(508,351)
	Mineral Rights (Note 6)	1,628,685
	Genoil Emirates (Note 5)	64,901	-	-	-

		$ 6,383,672	$ (2,994,882)	$ 4,690,086	$ (2,806,526)

	Net book value		$ 3,388,790		$ 1,883,560

The patents relate to fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire between 2019 and 2021.

The Company has the worldwide rights, except for Europe, for certain separation technologies. The term of these rights ranges from 5 to 10 years, depending on country.

Recovery of the patents and technology rights costs remain uncertain. It depends on the commercial application thereof and ultimately attaining profitable operations.

Included in amortization expense is $188,356 (2009 - $209,284; 2008 - $232,539) related to intangible assets.

5.	INCORPORATION OF GENOIL EMIRATES

The Company established a jointly-owned subsidiary corporation in the United Arab Emirates (Genoil Emirates LLC), which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. The corporation is jointly-owned by S.B.K. Commerical Business Group LLC and the Company. Costs related to the establishment of this entity have been capitalized and included in intangible assets. These costs will be amortized over the expected life of the joint arrangement or sooner if their recovery is uncertain.

6.	ACQUISITION OF TWO HILLS ENVIRONMENTAL

During December 2010, the Company acquired 100% of the issued and outstanding common shares of Two Hills Environmental Inc. This acquisition conveys to the Company surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. The Company paid a cash deposit of $100,000, issued 2,500,000 common shares of the Company to the former shareholder of Two Hills, issued 2,500,000 common shares of the Company to a debtor and issued an option to purchase 250,000 common shares of the Company, at market price to an agent as commission for structuring the acquisition.

The purchase price for the acquired common shares of Two Hills was arrived at through an arm's length negotiation process with the shareholder of Two Hills from whom such shares were purchased.

Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three very large salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS
		2010	2009

	Due to/from related parties	$ 31,400	$ (172,124)

On May 12, 2008, the CEO and Chairman of the Company signed a one year $5 million funding agreement. The entire amount drawn of $310,182 was repaid before the expiration date through the private placement that was concluded on May 1, 2009.

Additional funds were advanced to the Company in 2009 from officers and companies controlled by officers totaling $172,124. These loans were repaid through the private placement that was conducted in February 2010.

Included in administrative expenses for the year are consulting fees of $7,500 (2009 - $136,915, 2008 - $384,942) paid to companies controlled by officers of the Company.

In 2010, an advance of $31,400 was made to an officer of the Company. This loan is non-interest bearing with no set terms of repayment.

These transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

8.	CONVERTIBLE NOTES

		Series A	Series D	Series E	Total

	Gross amount received	$ 5,638,220	$ 968,825	$ 1,227,356	$ 7,834,401
	Value of warrants and conversion option	(3,822,864)	(51,036)	(166,216)	(4,040,116)

	Fair value of repayment obligation	$ 1,815,356	$ 917,789	$ 1,061,140	$ 3,794,285

	2008
	Beginning balance	138,611	1,120,823	-	1,259,434
	New issuances	-	-	1,061,140	1,061,140
	Accretion	16,588	-	39,315	55,903
	Interest accrued	-	106,533	35,184	141,717
	Conversions	-	(1,227,356)	-	(1,227,356)

	Ending balance	$ 155,199	$ -	$ 1,135,639	$ 1,290,838

	2009
	Accretion	18,624	-	139,180	157,804
	Interest accrued	-	-	104,456	104,456

	Ending balance	$ 173,823	$ -	$ 1,379,275	$ 1,553,098

	2010
	Accretion	20,860	-	45,030	65,890
	Interest accrued	-	-	171,419	171,419

	Ending balance	$ 194,683	$ -	$ 1,595,724	$ 1,790,407

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

8.	CONVERTIBLE NOTES (continued)

Series A

On December 23, 2004, the Company issued $5,638,220 of non-interest bearing convertible notes. These convertible notes are due on December 23, 2014. The note holders also received 3,203,534 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to December 23, 2009. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 12%, was estimated to be $1,815,356 on the date the agreement was signed. To estimate the fair value of the warrants, the Company used the Black- Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of 5 years, resulting in a fair value of $834,153. The residual portion of the proceeds of $2,988,711 was allocated to the conversion option. Both the warrants and conversion option were recorded as debt discounts and are being accreted over the term of the debt.

During 2007, notes with a face value of $132,679 were converted into common shares of the Company at a price of $0.44 per share and 301,543 shares were issued.

During November 2007, at the request of a large note holder, notes with a face value of $4,902,800 were converted into 2,785,681 preferred shares of the Company. The preferred shares are convertible into 11,142,724 common shares - the same number the convertible notes would have been convertible to. Per EIC - 96 the preferred shares were valued using the market price ($0.61) of the common shares on the date of conversion. This value was allocated between long term debt and equity using the same basis as at the original issue of the notes. The fair value of the debt portion was calculated by discounting the face value at 16%, the estimated market rate for the Company. This resulted in a loss of $176,450 being recorded, while contributed surplus was reduced by $4,432,786. Had the Company used a market rate of 18%, a gain of $94,312 would have been recorded.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

8.	CONVERTIBLE NOTES (continued)

Series D

On October 6, 2006, the Company issued $968,825 of convertible notes to entities controlled by a director and officer of the Company in settlement of debt owed to them. This convertible note is due on April 6, 2007 and has an interest rate of 12% per annum. The note holders also received 322,941 warrants entitling them to purchase the same number of shares at a price of $0.98 per share at any time prior to April 6, 2007. At the holder’s option, the note may be converted to common shares of the Company at a rate of $0.75 per share at any time prior to maturity. The convertible note may also be converted at the Company’s option if the Company’s common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 24%, was estimated to be $917,789 on the date the agreement was signed. The residual amount, being $51,036, was allocated to the fair value of the warrants and no value was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option- pricing model with the following assumptions: zero dividend yield; expected volatility of 86%; risk- free rate of 4.37%; and expected life of 0.5 years.

On April 6, 2007, the term of 78% of the notes and attached warrants was extended by six months to October 6, 2007. On that date it was again extended by six months. These notes have an original face value of $760,785 and 253,595 warrants attached. The extension was considered a renegotiation of the debt and the fair value ($25,484) of the warrant extension was expensed as interest paid. The balance of the notes, with a face value of $208,040 and accrued interest of $32,640, is now callable. The attached 69,346 warrants have expired. The Company has entered into a one year funding agreement that would provide the required capital, should this portion of the debt be called. The terms of this agreement is substantially the same as the original notes. One of the parties to this agreement is a director and officer of the Company.

On October 6, 2008 the series D notes matured and were replaced with series E notes.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

8.	CONVERTIBLE NOTES (continued)

Series E

On October 6, 2008, series E notes, with a face value of $1,227,356, were issued to replace the series D notes plus accrued interest that matured on that date. About 90% of the amount is due to companies controlled by the Chairman and CEO. The notes have a term of one year, carry interest at 12% p.a., accrued semi-annually, and are convertible into common shares of the Company at $0.27 per share at the option of the holder. The note holders also received 1,136,442 warrants to purchase the same number of common shares of the Company at $0.41 per share.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 28%, was estimated to be $1,061,140 on the date the agreement was signed. A total of $32,275, was allocated to the fair value of the warrants and $133,941 was allocated to the conversion option. The debt discount will be accreted over the term of the debt. To estimate the fair value of the warrants, the Company used the Black-Scholes option- pricing model with the following assumptions: zero dividend yield; expected volatility of 127%; risk- free rate of 2.93%; and expected life of 1 year.

At October 6, 2009, the notes were extended for another year. The extension was considered a modification of the debt and the fair value ($49,798) of the warrant extension was recorded as a reduction to the note payable. The debt discount was accreted over the term of the debt.

The notes were again renewed at October 6, 2010 for another year. This extension was considered a modification of the debt and the fair value of the warrant extension ($30,455) was recorded as a reduction to the note payable and is to be accreted over the term of the debt.

9.	SHARE CAPITAL

Authorized:

- An unlimited number of common shares without par value. - 10,000,000 Class A Preferred shares, issuable in series.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

9.	SHARE CAPITAL (continued)

Issued and outstanding common shares:

	Number	Amount
2008
Balance, beginning of year	232,912,757	$ 38,879,177
Private placement	11,533,919	2,501,098
Stock options exercised	6,693,750	2,931,891
Conversion of preferred shares	11,142,724	6,797,062
Share issue expenses	-	(31,362)

Balance, end of year	262,283,150	51,077,866

2009
Private placement	12,125,327	852,044
Shares issued for debt	2,265,192	329,072
Share issue expenses	-	(51,896)

Balance, end of year	276,673,669	52,207,086

2010
Private placement	13,559,228	298,623
Exercise of warrants	1,328,893	379,093
Exercise of options	936,500	224,686
Shares issued for debt	3,647,139	724,575
Acquisition of Two Hills Environmental (Note 6)	5,000,000	1,475,000
Share issue expenses	-	(41,845)

Balance, end of year	301,145,429	$ 55,267,218

Issued and outstanding Class "A" Preferred shares:
	Number	Amount
2008
Balance, beginning of year	2,785,681	$ 6,797,062
Conversion into common shares	(2,785,681)	(6,797,062)

Balance, end of year	-	$ -

2009

Balance, end of year	-	$ -

2010

Balance, end of year	-	$ -

TOTAL SHARE CAPITAL		$ 55,267,218

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

9.	SHARE CAPITAL (continued)

	1.	In March 2008, the Company issued 378,787 units at US$0.66 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share at US$0.99 for a period of five years. C$2,067,158 of the proceeds was allocated to share capital and C$40,917 to warrants.

The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 96%, risk free rate of 3.35% and dividend yield of nil over their expected life of 5 years.

	2.	In July 2008, the Company issued 11,155,132 units at US$0.23 per unit. Each unit consisted of one common share and one-quarter non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share at US$0.29 for a period of two years. C$2,294,940 of the proceeds was allocated to share capital and C$295,666 to warrants. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 95%, risk free rate of 3.27% and dividend yield of nil over their expected life of 2 years.

	3.	In May 2009, the Company raised US$1.39 million through a private placement, issuing 10,725,443 common shares at US$0.13 and 10,725,443 warrants with an exercise price of US$0.20 per common share and a 2 year term. C$760,966 of the proceeds was allocated to share capital and C$890,403 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 114%, risk free rate of 0.80% and dividend yield of nil over their expected life of 2 years.

In October 2009, the Company raised US$181,985 through a private placement, issuing 1,399,884 common shares at US$0.13 and 1,399,884 warrants with an exercise price of US$0.20 per common share and a 2 year term. Proceeds of C$91,078 were allocated to share capital and C$99,278 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes model with expected volatility of 120%, risk free rate of 1.3% and dividend yield of nil over their expected life of 2 years.

	4.	In 2009, the Company also completed three shares-for-debt transactions: the first one issuing 860,997 common shares at US$0.17 and 57,981 non-transferable share purchase warrant with an exercise price of US$0.21, and second one issuing 506,322 common shares at US$0.13 and 506,322 warrants with an exercise price of US$0.20, and the third one issuing 897,873 common shares at C$0.13. The C$47,013 value attributed to the warrants, which was credited to contributed surplus, was calculated using the Black-Scholes model with expected volatility of 114%, risk free rate of 0.80% and dividend yield of nil over their expected life of 2 years. There were no warrants issued in the third shares-for-debt transaction.

	5.	In February 2010, the Company raised US$762,900 through a private placement, issuing 5,866,920 common shares at US$0.13 and 5,866,920 warrants with an exercise price of US$0.20 and a two year term. C$128,425 of the proceeds was allocated to share capital and C$678,895 was attributed to the warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black-Scholes option-pricing model with expected volatility of 121%, risk free rate of 1.21% and dividend yield nil over their expected life of 2 years.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

9.	SHARE CAPITAL (continued)

	6.	The Company also completed two shares-for-debt transactions in February 2010. One transaction issued 1,308,486 common shares at US$0.13 with no warrants, and the other transaction issued 149,258 common shares at US$0.13 and 37,314 non-transferable share purchase warrants with an exercise price of US$0.20. C$196,540 was allocated to share capital and C$4,296 attributed to the warrants, which was credited to contributed surplus, was calculated using the Black-Scholes model with expected volatility of 121%, risk free rate of 1.21% and dividend yield of nil over the expected life of 2 years.

	7.	On May 13, 2010 Genoil Inc. announced that it proposed to issue 810,279 common shares at a deemed price of $0.09 per share to conclude a definitive shares for debt settlement agreement with related parties for unpaid salaries; the transaction was completed in June 2010. The total amount of indebtedness settled in this regard is $72,925.

	8.	In June 2010, the Company completed a private placement for US$1,000,000 at US$0.13 per common share, issuing 7,692,308 common shares with an attached warrant at US$0.18. The Warrants are exercisable until 24 months following their issue. Proceeds of C$170,198 were allocated to share capital and C$858,903 was attributed to warrants and credited to contributed surplus. The value attributed to the warrants was calculated using the Black Scholes model with expected volatility of 123%, risk free rate of 1.44% and dividend yield of nil over their expected life of 2 years.

	9.	The Company completed a shares-for-debt transaction in December 2010 issuing 1,379,116 common shares at C$0.33 with no warrants and allocating C$455,110 to share capital.

	10.	The Two Hills Environmental share purchase price included 5,000,000 common shares and 250,000 share purchase warrants at a deemed price of C$0.295 for both common shares and share purchase warrants, with a total of $1,475,000 allocated to share capital. C$33,995 attributed to the warrants, which was credited to contributed surplus, was calculated using the Black-Scholes model with expected volatility of 125%, risk free rate of 17% and dividend yield of nil over the expected life of one year.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

10.	CONTRIBUTED SURPLUS

		2010	2009

	Balance, beginning of year	$ 17,147,498	$ 14,106,075
	Options granted	2,636,107	2,065,540
	Options exercised	(93,576)	-
	Options cancelled	-	(110,610)
	Warrants granted	1,576,089	1,086,493
	Warrants exercised	(113,958)	-

	Balance, end of year	$ 21,152,160	$ 17,147,498

11.	STOCK OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 56,799,667. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

Details of the stock options are as follows:

				Weighted		Weighted
		Weighted		Average		Average
		Average		Exercise		Exercise
		Exercise Price		Price		Price
	Number	2010	Number	2009	Number	2008

Balance, beginning of year	43,730,000	$ 0.35	34,202,500	$ 0.45	39,091,250	$ 0.49
Granted	19,199,667	0.18	16,950,000	0.16	12,950,000	0.33
Cancelled	-		(7,422,500)	0.37	(11,145,000)	0.60
Exercised	(936,500)	0.14	-	-	(6,693,750)	0.24
Expired	(6,130,000)	0.75	-	-	-	-

Balance, end of year	55,863,167	$ 0.25	43,730,000	$ 0.35	34,202,500	$ 0.45

The following is a summary of options outstanding and exercisable as at December 31, 2010:

	Outstanding			Vested

		Remaining	WA		Remaining	WA
	Outstanding	Contractual	Strike	Vested	Contractual	Strike
Range	Options	Life	Price	Options	Life	Price

$0.00 to $0.39	44,713,167	3.60	$0.18	44,646,499	3.60	$0.18
$0.40 to $0.79	11,050,000	0.90	$0.55	10,950,000	0.90	$0.55
$0.80 to $1.19	-	-	-	-	-	-
$1.20 to $1.59	-	-	-	-	-	-
$1.60 to $2.00	100,000	0.34	$1.65	100,000	0.34	$1.65

	55,863,167	3.11	$0.25	55,696,499	3.11	$0.25

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

12.	STOCK-BASED COMPENSATION

	The fair value of each stock option granted (note 11) was estimated on the date of grant using the
	Black-Scholes option-pricing model with the following range of assumptions:

		2010	2009	2008

	Volatility	106%-118%	102% - 111%	92% - 104%
	Expected life (years)	1.77-4.88	2.25 - 3.75	2.25 - 3.75
	Risk-free rate	1.35%-2.22%	1.4% - 2.5%	2.4% - 3.45%
	Dividend yield	0%	0%	0%

	The weighted average fair value of options granted in 2010 was $0.18 (2009 - $0.11; 2008 - $0.22).

13.	WARRANTS

A summary of the changes in share purchase warrants outstanding and exercisable at the end of the year is as follows:

C$ Warrants

	2010		2009		2008

		WA		WA		WA
	Total	Strike	Total	Strike	Total	Strike
	Warrants	Price	Warrants	Price	Warrants	Price

Balance, beginning of year	1,136,442	$0.41	5,539,976	$0.66	4,057,129	$0.82

Issued	1,386,442	$0.39	1,136,442	$0.41	2,590,037	$0.45

Expired	1,136,442	$0.41	5,539,976	$0.66	1,107,190	0.78

Balance, end of year	1,386,442	$0.39	1,136,442	$0.41	5,539,976	$0.66

US$ Warrants

	2010		2009		2008

		WA		WA		WA
	Total	Strike	Total	Strike	Total	Strike
	Warrants	Price	Warrants	Price	Warrants	Price

Balance, beginning of year	16,855,697	$0.26	4,400,759	$0.46	2,969,399	$0.89

Issued	13,596,542	$0.19	12,689,630	$0.20	2,883,473	$0.31

Exercised	1,328,893	$0.20	-	-	-	-

Expired	4,071,372	$0.44	-	-	-	-

Forfeited	-	-	234,692	$0.52	1,452,113	$1.04

Balance, end of year	25,051,974	$0.20	16,855,697	$0.26	4,400,759	$0.46

Total	26,438,416		17,992,139		9,940,735

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

13.	WARRANTS (continued)

The following is a summary of warrants as at December 31, 2010:

	Outstanding

	Outstanding	Remaining
Range	Warrants	Contractual Life

$0.000 to $0.390	25,207,278	1.01

$0.400 to $0.790	1,136,442	0.76

$0.800 to $1.190	94,696	2.17

$0.000 to $2.000	26,438,416	1.00

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

14.	INCOME TAXES

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2010	2009

Net operating and capital losses	$ 9,599,600	$ 9,633,100
Long term assets	1,092,600	1,014,200
Undeducted financing costs	26,900	31,800
Valuation allowance	(10,719,100)	(10,679,100)

Future tax assets	$ -	$ -

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $817,900 (2009 - $666,000), representing the tax effect of losses which expired during the year.

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate of 28.0% (2009 - 29.0%; 2008 - 29.5%) to the income for the year and is reconciled as follows:

	2010	2009	2008

Benefit at Canadian statutory rate	$ (1,577,500)	$ (1,494,400)	$ (2,291,300)
Permanent differences	1,470,200	227,400	1,306,800
Effect of reduction in Statutory rate	67,300	121,800	217,200
Increase in valuation allowance	40,000	1,145,200	767,300

Future tax recovery	$ -	$ -	$ -

The Company's future tax assets include approximately $26,900 (2009 - $31,800) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.

The Company has approximately $2,901,541 (2009 and 2008 - $1,272,900) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change on valuation allowance is reflected in current income.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

15. NON-CAPITAL TAX LOSSES CARRIED FORWARD

The Company has incurred estimated losses in its Canadian and United States operations of $37,933,020 and $334,210 respectively for tax purposes which are available to reduce future taxable income and which expire in various amounts from 2013 to 2029. Such benefits will be recorded as an adjustment to the tax provision in the year realized. Loss carryforwards relating to the Canadian operations are as follows:

2013	$ 3,679,863
2014	5,743,653
2025	9,342,800
2026	5,332,167
2027	8,841,143
2028	2,524,677
2029	2,468,717

$ 37,933,020

16.	OTHER EXPENSES
		2010	2009	2008

	Impairment of assets	$ -	$ -	$ 39,945

	In 2008, the Company determined that the carrying amounts of certain assets exceeded their fair value and wrote them down to fair value.

17.	CAPITAL MANAGEMENT

The Company's objectives when managing its capital are:

	a)	to maintain an appropriate balance between debt and equity sources of capital;

	b)	to manage a strong capital base so as to maintain investor, creditor and market confidence; and

	c)	to sustain future development of the business.

The Company defines its capital as follows: - capital stock; and - debt, including long and short-term portions.

	2010	2009
Shareholders' equity	$ 2,743,318	$ 1,312,362
Debt	2,773,166	2,788,060

	$ 5,516,484	$ 4,100,422

As the Company does not have commercial operations, all its capital to date has resulted from the issuance of equity or debt, both long and short-term.

(continues)

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

17.	CAPITAL MANAGEMENT (continued)

The Company is a public company and has established access to both public and private debt and equity markets. The Company anticipates continued long-term access to these markets to fund future operations and growth, although access in the current market may be restricted unavailable.

All the Company's debt is from parties related to the Company and has no covenants. Internally the Company strives to maintain sufficient capital to cover working capital needs, while avoiding undue dilution to shareholders. To date the Chairman and CEO has provided short term funding. In addition the Company raised capital via private placements on a regular basis.

18.	COMMITMENTS

The Company has entered into lease agreements which require minimum lease payments summarized below. Pursuant to the Shareholders Agreement pertinent to the formation of Genoil Emirates LLC, the Company may be required to contribute an annual amount of approximately $150,000 to cover third party charges relative to this company.

Contractual obligation repayment schedule:

2011	$ 339,944
2012	181,200
2013	150,000
2014	150,000
2015	150,000

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

19.	CONTINGENCIES

The Company is involved in legal claims associated with the normal course of operations. Management believes they have made adequate provision for such legal claims.

20.	NON-CASH ITEMS NOT INCLUDED IN STATEMENTS OF CASH FLOWS
		2010	2009	2008

	Shares issued to settle debts	$ 724,575	$ 376,084	$ -
	Shares and warrants issued in the acquisition of
	Two Hills Environmental	1,582,745	-	-

		$ 2,307,320	$ 376,084	$ -

21.	SEGMENTED INFORMATION

The Company specializes in two technologies: proprietary upgrader technology for use in the oil industry and technology in oil and water separation systems. Substantially all of the Company's operations and assets are in Canada and are focused on development and commercialisation of both technologies, which are currently considered one industry segment.

22.	SUBSEQUENT EVENTS

Subsequent to the year end, stock options were granted to purchase 1,665,333 shares of the Company at $0.29 to directors, officers, employees and consultants of the Company that could not be issued before December 31 due to stock option plan limits.

23.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

24.	FINANCIAL INSTRUMENTS

Credit Risk

The Company is exposed to credit risk with respect to its receivables and cash. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with major financial institutions. Management believes this mitigates the risks associated with these financial instruments. Accordingly, the Company views credit risk as minimal.

Fair Value

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related parties, accounts payable and accrued liabilities, promissory notes and convertible notes. The fair value of the convertible notes was calculated using discounted cashflow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates. The fair value of the financial instruments, other than long-term convertible notes, approximates their carrying values due to their short term nature. The fair value of the long-term convertible note, using a discount rate of 24% (2009 - 24%, 2008 - 24%) at December 31, 2010, is approximately $130,000 (2009 - $105,000, 2008 - $84,700).

The Company categorizes its financial assets and liabilities using a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements for these assets and liabilities. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values of assets and liabilities in Level 2 are based on inputs other than Level 1 quoted prices that are observable for the asset or liability either directly (as prices) or indirectly (derived from prices). The fair values of Level 3 assets and liabilities are not based on observable market data. The disclosure of the fair value hierarchy excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability. Cash is fair valued using Level 1 inputs.

Currency Risk

The Company translates the results of its foreign operations into Canadian dollars using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time and create foreign currency risk. As at year-end the Company had certain obligations denominated in US dollars and there are no contracts in place to manage the exposure. As at December 31, 2010 the Company had US$1,842 (2009 - US$5) in cash and US$48,769 (2009 - US$48,216) included in accounts payable which is subject to foreign exchange fluctuation. The Company's operations are not significantly exposed to foreign exchange risk.

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities and due to the long-term convertible notes not bearing interest.

Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. To facilitate its expenditures, the Company raises funds through private equity placements. As at December 31, 2010, the Company's financial liabilities were comprised of accounts payable and accrued liabilities, promissory notes, and convertible notes which have a maturity of less than one year.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

25.	DIFFERENCES BETWEEN US AND CANADIAN GAAP

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("US GAAP"), except as follows:

	a)	Under US GAAP, the conversion feature of the convertible debenture Series A and the detachable warrants described in Note 8, issued by the Company meet the criteria to be exempt from Topic 815 Derivatives and Hedging and were not required to be bifurcated. As a result, the Company followed Topic 470-20 Debt – Debt with Conversion and Other Options and recorded the proceeds of the convertible debenture based on the relative fair value of the convertible debenture and the detachable warrants

	b)	Under US GAAP, the conversion of the convertible notes – Series E and the detachable warrants described in Note 8, issued by the Company meet the criteria to be exempt from Topic 815 (formerly SFAS 133) and were not required to be bifurcated. As a result, the Company followed Topic 470-20 (formerly EITF No. 00-27) and recorded the proceeds of the convertible notes based on the relative fair value of the convertible notes and the detachable warrants. Accordingly, management has determined that the embedded conversion option within the debt instrument did not result in any beneficial conversion option value. In addition, the Company determined that the portion of the proceeds allocated to the detachable warrants was $36,229.

On October 6, 2009, the maturity date of the convertible notes - Series E and the expiry date of the 1,136,442 attached warrants were extended by one year to October 6, 2010. For Canadian GAAP purposes, the Company followed EIC 88, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" and considered both extensions to be modifications of the debt with the incremental fair value of the warrants, in the amount of $49,978 expensed as additional interest expense.

On October 6, 2010, the maturity date of the convertible notes – Series E and the expiry date of the 1,136,442 attached warrants were extended by one year to October 6, 2011. For Canadian GAAP purposes, the Company followed EIC 88, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and considered both extensions to be modifications of the debt with the incremental fair value of the warrants, in the amount of $30,455 expensed as additional interest expense.

For USA GAAP purposes, the Company followed Topic 470-50 Debt - Modifications and Extinguishment (formerly EITF No. 96-19 "Debtors Accounting for Modification and Convertible Debt Instruments"). In applying the guidance in Topic 470-50, the Company determined that both of the extensions were modifications because it did not result in a substantial change (defined as greater than 10%) in the cash flows between the original and modified notes. The extensions also did not cause the fair value of the embedded conversion option to change by more than 10% of the carrying amount of the original notes immediately before and after the extensions.

	c)	Accounting for Uncertainty in Income Taxes

The implementation of ASC 740 - Income Taxes did not result in any adjustment to the beginning tax positions of the Company.

The Company’s income tax filings are subject to audit by taxation authorities and as at December 31, 2010 the following tax years remained subject to examination; (i) Canada – 2004 to date; and (ii) United States - 2005 to date.

GENOIL INC. Notes to Consolidated Financial Statements Years Ended December 31, 2010, 2009 and 2008 (Expressed in Canadian Dollars)

25.1.	Adjustments to Consolidated Statements of Loss

		2010	2009	2008

Loss from operations - Canadian GAAP		$ (5,633,838)	$ (5,152,996)	$ (7,767,173)
	Accretion of convertible notes (a)	5,617	4,383	9,252
	Accretion of convertible notes (b)	(54,996)	95,941	30,359

Loss - US GAAP		$ (5,683,217)	$ (5,052,672)	$ (7,727,562)

	Loss per share - basic and diluted	$ 0.02	$ 0.02	$ 0.03

25.2.	Adjustments to Consolidated Balance sheets

			2010	2009

Adjustments to Liabilities
	Total liabilities - Canadian GAAP		$ 2,773,166	$ 2,788,060
	Proceeds of convertible notes (a)		38,368	43,984
	Proceeds of convertible notes (c)		19,701	(11,702)

Total liabilities - US GAAP			$ 2,831,235	$ 2,820,342

Adjustments to Shareholders' Equity (Capital deficit)
	Total shareholders' equity - Canadian GAAP		$ 2,743,318	$ 1,312,362
	Proceeds of convertible notes (a)		(38,368)	(43,984)
	Proceeds of convertible notes (b)		(19,701)	11,702

Total shareholders' equity (capital deficit) - US GAAP			$ 2,685,249	$ 1,280,080

|The consolidated assets and cashflows are the same under Canadian and US GAAP.

26.	NEW US ACCOUNTING PRONOUNCEMENTS

	a)	On January 1, 2010, the Company adopted the FASB Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“FASB ASU 2010-06”). FASB ASU 2010-06 requires the disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value.

The adoption of this standard did not have a significant impact on the disclosure in the Company’s financial statements

	b)	Effective January 1, 2010, the Company adopted amendments to Topic 810 ‘‘Consolidations’’. The adoption of these amendments had no impact on net earnings or financial position